ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

January 18, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             ViroPharma Incorporated
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Quarterly Period Ended September 30, 2012
Filed October 25, 2012
File No. 000-21699

Dear Mr. Rosenberg:

This letter is submitted on behalf of ViroPharma Incorporated (“ViroPharma” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated January 11, 2013 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note 10.  Acquisitions, License and Research Agreements, page 127

1.                          Please refer to prior comment two.  Given the significance of recorded Cinryze product rights and your estimate of their useful life extends well beyond the associated exclusivity period, please provide us proposed disclosure to be included within “impairment of long-lived assets” section of your critical accounting policies in future filings.  In your proposed disclosure, consider indicating the carrying amount, estimated useful life and number of years of the estimated useful life that extend beyond the exclusivity period for the Cinryze product rights and describing your rationale for the useful life for these product rights, particularly the expected nature of the post exclusivity landscape for Cinryze and why it is not likely to face future competition.

Response to Question 1:

Below please find proposed draft disclosure to be included within the “impairment of long-lived assets” section of our critical accounting policies in our future quarterly reports on Form 10-Q and annual report on Form 10-K.

Impairment of Long-lived Assets— We test our long-lived fixed and intangible assets for recoverability whenever events occur or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

ASC 360-10-35 provides guidance with respect to the measurement of impairment. The impairment test is a two-step test. Under step one we assess the recoverability of an asset (or asset group). The carrying amount of an asset (or asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset (or asset group). The impairment loss is measured in step two as the difference between the carrying value of the asset (or asset group) and its fair value. Assumptions and estimates used in the evaluation of impairment are subjective and changes in these assumptions may negatively impact projected undiscounted cash flows , which could result in impairment charges in future periods

On an ongoing periodic basis, we evaluate the useful life of our long-lived assets and determine if any economic, governmental or regulatory event has modified their estimated useful lives.

We apply the guidance in ASC 350-30-35 to determine the finite useful life of a recognized intangible asset. ASC 350-30-35 defines the useful life of an intangible asset as the period over which the asset is expected to contribute directly or indirectly to the future cash flows of an entity.

It also states that the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a.  The expected use of the asset by the entity.

b.  The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

d.  The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

e.  The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Further, if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors noted.

Our most significant long-lived assets are our acquired intangible assets (see Note 6 to the consolidated financial statements), the largest of which are our Cinryze and Vancocin intangible assets.

Cinryze

In October 2008, Cinryze was approved by the FDA for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE.  Because the treatment indication is directed at a small population in the United States, orphan drug status was awarded by the FDA and orphan drug exclusivity was granted on the date of approval. Orphan drug exclusivity awards market exclusivity for seven years.  These seven years of exclusivity prevent the FDA from approving another product with the same active ingredient for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE through October 2015. In addition, a biosimilar version of Cinryze could not be approved before 2020 as a result of data protection provisions contained in the relevant biosimilar regulations.

As of December 31, 2012, the carrying amount of this intangible assets is approximately $433.3 million. We are amortizing this asset over its estimated 25 year useful life, through October 2033,

or 18 years beyond the orphan exclusivity period and 13 years beyond the data protection period for biosimilar versions.

Our estimate of the useful life of Cinryze was based primarily on the following four considerations: 1) the exclusivity period granted to Cinryze as a result of marketing approval by the FDA with orphan drug status; 2) the landscape subsequent to the exclusivity period and the ability of follow-on biologics (FOB) entrants to compete with Cinryze; 3) the financial projections of Cinryze for both the periods of exclusivity and periods following exclusivity; and 4) barrier to entry for potentially competitive products.

When determining the post exclusivity landscape for Cinryze we concluded that barriers to entry for competitors to Cinryze are greater than other traditional biologics.  They include, but are not limited to the following. Cinryze treats a known population base of approximately 4,600 patients.  HAE is generally thought to inflict approximately 10,000 people in the United States, but many of whom have not yet been diagnosed.  Therefore the market upside for potential competitors is limited. The capital investment for a potential competitor to construct a manufacturing facility is prohibitive and would limit the number of participants willing to enter the prophylactic HAE market. In order to qualify for the abbreviated approval process for biosimilar versions of biologics licensed under full BLAs (“reference biologics”) a biosimilar applicant generally must submit analytical, animal, and clinical data showing that the proposed product is “highly similar” to the reference product and has no “clinically meaningful differences” from the reference product in terms of the safety, purity, and potency, although FDA may waive some or all of these requirements. FDA cannot license a biosimilar until 12 years after it first licensed the reference biologic. It is therefore likely that a biosimilar would have to conduct clinical trials to show that a FOB is highly similar to Cinryze and has no clinically meaningful differences.  To conduct these trials, one must produce enough drug to sustain a trial and attract the required number of HAE patients to prove safety and efficacy comparable to Cinryze.  Patients on Cinryze are those HAE patients who experience life threatening laryngeal attacks, or frequent attacks that inhibit their quality of life and/or ability to work.  To obtain patients for a clinical trial, the FOB company will have to convince patients to stop taking this life saving drug and test a new unproven product.  We believe that this would be met with great resistance from both patients and doctors and would limit the ability of a FOB company to perform clinical trials.

At present, one C1 inhibitor has received approval from FDA for the acute indication with de minimus impact on the prophylactic market, primarily due to the payor environment.  Though we might see competition at some point in the future, we believe it would be limited.

Based on the expected cash flows and value generated in the years following both the end of exclusivity and the potential entry of FOB competition, we concluded that an estimated useful life of 25 years for the Cinryze product rights was appropriate.

Vancocin

We acquired Vancocin from Lilly in November of 2004 and determined that the identifiable intangible assets acquired had a 25 year useful life based on consideration of the various factors in ASC 350-30-35. Additionally, an income approach was used by an outside independent valuation expert to determine the fair value of these assets and a 25 year period of expected cash flows was used in this asset valuation process. As of December 31, 2012, the carrying amount of the assets is approximately $113.3 million with a remaining estimated useful life of approximately 17 years.

On April 2012, FDA denied the citizen petition filed on March 17, 2006 related to the FDA’s proposed in vitro method for determining bioequivalence of abbreviated new drug applications (ANDAs) referencing Vancocin Capsules.  In the FDA’s response to the citizen petition, the agency denied our citizen petition. The FDA also informed us in the same correspondence that the recent supplemental new drug application (sNDA) for Vancocin approved December 14, 2011 would not qualify for three additional years of exclusivity based on the agency’s assertion that in order for an sNDA for an old antibiotic such as Vancocin to be eligible for a grant of exclusivity, it must be a significant new use or indication.  To date, FDA has approved four ANDA’s for generic vancomycin capsules

We, along with the approved generic drug makers, began shipping generic vancomycin hydrochloride, USP, and we are continuing the sales of Vancocin.

As a result of the actions of FDA, we performed step one of the impairment test in the first quarter of 2012 based on our current forecast (base case) of the impact of generics on our Vancocin and vancomycin cash flows. The sum of the undiscounted cash flows exceeded the carrying amount as of March 31, 2012 by approximately $210 million. During the third quarter of 2012, we experienced larger than anticipated erosion in the sales volume and net realizable price in the Vancocin Branded Market and the entrance of a fourth generic competitor which prompted us to determine it appropriate to perform step one of the impairment test again as of September 30, 2012. The sum of the undiscounted cash flows exceeded the carrying amount as of September 30, 2012 by approximately $34 million.

As part of this analysis, we concluded that the erosion in vancomycin revenue in the third quarter of 2012 was due to customers working down their inventory and increased generic competition. We believe that once the channel inventory is normalized to the new levels, our sales will begin to reflect the ongoing underlying prescription activity. Additionally, we will benefit from the expiration of the Genzyme royalty beginning in 2015.  There were no events during the fourth quarter of 2012 that indicated the need to perform another step one impairment test for Vancocin. However, should future events occur that cause further reductions in revenue or operating results we would incur an impairment charge, which would be significant relative to the carrying value of the intangible assets as of December 31, 2012.

Form 10-Q for Quarterly Period Ended September 30, 2012
Consolidated Financial Statements
Note 4. Intangible Assets, page 13

2.                          Please refer to prior comment three.  Please provide us the information included in your response as proposed disclosure to be included within “impairment of long-lived assets” section of your critical accounting policies in future filings to support why the Vancocin related intangible assets were not impaired.  In particular in your proposed disclosure, indicate the carrying amount of the intangible assets, their estimated useful life, the effect that the rapid decline in Vancocin sales in the third quarter of 2012 had on “the sum of the undiscounted cash flows expected from the use and eventual disposition” of these intangible assets and why the ongoing market conversion from the branded to generic versions of this product is expected to have only had a “short term impact” on your future sales.

Response to Question 2:

Please see response to question 1 set forth above.

*  *  *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (610) 321-6225.

Sincerely,

/s/ Charles A. Rowland, Jr.
Charles A. Rowland, Jr.
Vice President and Chief Financial Officer

Cc:                             J. Peter Wolf, Esq.

ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite 100

Florham Park, New Jersey 07932